News release

Zi Corporation Licenses eZiText® to SANYO

Japanese Manufacturer to Target PHS Market in Taiwan

CALGARY, AB, December 29, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has licensed its eZiText® predictive text input technology to SANYO Electric Co. Ltd. (Nasdaq:SANYY), a Japanese electronic products developer and manufacturer for wireless handsets, to be sold in the Taiwanese Personal Handyphone System (PHS) market. The SANYO products are expected to reach the market in the first quarter of 2004.

"As companies like SANYO improve their quality of applications in the PHS market they are increasingly coming to Zi to upgrade the text input interface of their handsets with eZiText," said Gary Mendel, Vice President, Sales and Marketing, Zi Corporation. "This agreement with SANYO furthers our significant penetration into the PHS market in Asia and also links Zi with a well known and well regarded Japanese manufacturer."

Zi's eZiText is a user-friendly text input technology that significantly increases the ease, speed and accuracy of text input on any electronic device, including mobile phones, hand-held computers, automotive systems and set-top boxes. Incorporating eZiText into mobile devices enables consumer electronic manufacturers (OEMs and ODMs) and telecom carriers to provide consumers with richer, more personalized text input experiences.

Zi recently announced the launch of a series of new and innovative enhancements to its core predictive text technology products with the release of Version 6 for eZiText and Version 2 for eZiTap™. The new versions deliver enhancements to languages and other predictive functions that make text entry even quicker and easier for end users. In conjunction, overall memory consumption is reduced, which improves implementation efficiency for Zi customers. Visit www.zicorp.com for additional information.

About Sanyo
 Incorporated in 1950, SANYO Electric Co., Ltd. manufactures a broad range of electronic products divided into four business groups: Consumer, Commercial, Component, and Service. The SANYO Group of companies is truly an international organization. For more information, visit www.sanyo.com.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com